Exhibit 10.1

June 17, 2013

Dear Doyle:

This will confirm our agreement concerning your appointment as President and Chief Executive Officer of Weyerhaeuser Company (the “Company”). Your employment with the Company as CEO elect will commence on June 17, 2013 (the “Effective Date”). Your appointment as President and CEO will be effective August 1, 2013. You will continue to serve as a Director on the Company’s Board of Directors (the “Board”) as of the Effective Date and, in the future upon the expiration of each term as a Board member, the Board will use its best efforts to secure your re-election to the Board.

Your annual base salary initially will be $950,000. The Compensation Committee of the Board (the “Compensation Committee”) will review your salary beginning in February 2014 in accordance with the normal review cycle for salaried employees.

You will be a participant in the annual incentive compensation plan for Company executive officers established by the Board for each fiscal year. For fiscal year 2013 your target bonus will be 125% of your base salary. Your actual fiscal year 2013 bonus can range from zero to 300% of your target bonus and will be pro-rated for your time in service for the year. Your bonus will be governed by the same terms used for similar bonus awards made to other executive officers in 2013 under the Annual Incentive Plan (AIP). Eighty percent (80%) of your bonus will be based on the same corporate return on net assets (RONA) goals as are applied to the Company’s current chief executive officer. The remaining 20% will be based on individual performance objectives developed in collaboration with the Compensation Committee as a result of the accomplishment of your 100-day plan.

You will be eligible to participate in the Company’s long-term incentive program established by the Board for each fiscal year, which currently consists of performance share units (50%), stock options (25%) and restricted stock units (25%). Commencing in February 2014, your grants will be determined as part of the Company’s regular compensation process. Effective on the later of the Effective Date and the date of approval by the Compensation Committee, you will receive a long-term equity incentive award with an aggregate value of $2,500,000 (which is pro-rated from an annualized value of $5,000,000), comprised of the following:

(i)	a performance share unit award with a target dollar value of $1,250,000 that may be earned at zero to 150% of target over the period commencing on the Effective Date and ending on December 31, 2014, with 50% of earned units vested when earned and the remainder vesting 25% a year over the subsequent two-year period;

(ii)	a restricted stock unit award with a dollar value of $625,000 that will vest 25% over four years commencing 12 months after the date of grant; and

(iii)	a stock option award with a dollar value of $625,000 that will vest 25% over four years commencing 12 months after the date of grant.

The number of shares subject to the awards described above will be calculated by dividing the dollar value shown above by the per share grant date fair value for each award computed in accordance with FASB ASC Topic 718. The awards described above will be governed by the same terms used for similar awards made to other executive officers in 2013, except that the initial performance goal for the performance share unit award will be the cash flow target set for 2013 grants less the cash flow achieved during the first and second quarters of 2013. The number of performance units earned based on cash flow achieved during the third and fourth quarters of 2013 will be modified up or down by 20% based on the Company’s total shareholder return (“TSR”) for the period beginning on the Effective Date and ending on December 31, 2014 relative to the S&P 500 during that period.

You will be subject to the Company’s incentive compensation claw back policy and the Company’s stock ownership requirements for officers, each as described in the Company’s 2013 proxy statement, subject to any changes in the policy or the requirements that may be adopted by the Board from time to time in the future.

The Board reserves the right to terminate your employment at any time with or without cause. Your benefits on termination of employment will be governed by the Executive Severance Agreement and the Executive Change in Control Agreement, each to be entered into between you and the Company upon commencement of your employment, in the form of such agreements filed as exhibits to the Company’s Annual Report on Form 10-K for fiscal year 2012 filed with the Securities and Exchange Commission.

You will be entitled to receive full relocation benefits in accordance with the Company’s standard policies and practices, including physical packing and moving expenses for household goods and vehicles, a fully furnished apartment for you and your family for up to 12 months, house hunting travel, closing costs on the purchase of a new residence in the Seattle area, and a full tax gross-up.

You will be entitled to the salaried employees benefits outlined in the employee handbook provided to you under separate cover, subject to any changes in those plans that may be adopted by the Board from time to time in the future.

This agreement shall bind any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, in the same manner and to the same extent that the Company would be obligated under this agreement if no succession had taken place.

If the foregoing reflects your understanding of our agreement, please indicate by signing and returning the enclosed copy of this letter.

Very truly yours,

WEYERHAEUSER COMPANY

/s/ Charles R. Williamson

By: Charles R. Williamson
Its: Chairman of the Board of Directors

Agreed to and accepted this 17th day of June, 2013.

/s/ Doyle R. Simons
Doyle R. Simons